Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following description of the capital stock of Peraso Inc. (“Peraso,” the “Company,” “we,” “us” and “our”) summarizes certain provisions of our amended and restated certificate of incorporation, as amended (the “Charter”), our amended and restated bylaws (the “Bylaws”), and the Arrangement Agreement (as the term is defined below). The description is intended as a summary, and is qualified in its entirety by reference to our Charter, Bylaws and the Arrangement Agreement, copies of which have been filed as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.6 is a part.

GENERAL

The authorized capital stock of the Company is 140,000,000 shares, of which:

●	120,000,000 shares are designated common stock, $0.001 par value per share (the “Common Stock”); and

●	20,000,000 shares are designated preferred stock, $0.01 par value per share (the “Preferred Stock”).

COMMON STOCK

Common Stock

Each share of Common Stock entitles its holder to one vote on all matters to be voted on by its stockholders. A plurality of the votes cast is required for stockholders to elect directors and a majority of the votes cast is required for stockholders to take action on all other matters, except as otherwise required by law. Subject to any preferences that may apply to any Preferred Stock that may at the time be outstanding, holders of Common Stock will receive ratably any dividends the board of directors declares out of funds legally available for that purpose. In the event of a liquidation, dissolution or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of Preferred Stock.

PREFERRED STOCK

Peraso’s board of directors has the authority, without further action by the stockholders, to issue up to 20,000,000 shares of Preferred Stock in one or more series. The board of directors may designate the rights, preferences, privileges and restrictions of the Preferred Stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and number of shares constituting any series or the designation of any series. The issuance of Preferred Stock could have the effect of restricting dividends on the Common Stock, diluting the voting power of the Common Stock, impairing the liquidation rights of the Common Stock, or delaying or preventing a change in control. The ability to issue Preferred Stock could delay or impede a change in control.

Series A Special Voting Preferred Stock

Series A Special Voting Preferred Stock and Exchangeable Shares

We were formerly known as MoSys, Inc. (“MoSys”). On September 14, 2021, we and our subsidiaries, 2864552 Ontario Inc. and 2864555 Ontario Inc., entered into the Arrangement Agreement with Peraso Technologies Inc. (“Peraso Tech”), a privately-held corporation existing under the laws of the province of Ontario, to acquire all of the issued and outstanding common shares of Peraso Tech (“Peraso Shares”), including those Peraso Shares to be issued in connection with the conversion or exchange of secured convertible debentures and common share purchase warrants of Peraso Tech, as applicable, by way of a statutory plan of arrangement (the “Arrangement”), under the Business Corporations Act (Ontario).

Pursuant to the completion of the Arrangement, each Peraso Share that was issued and outstanding immediately prior to December 17, 2021 was converted into the right to receive newly issued shares of Common Stock of the Company or shares of 2864555 Ontario Inc., which are exchangeable for shares of the Company’s Common Stock (the “Exchangeable Shares”) at the election of each former Peraso Tech stockholder.

In connection with the Arrangement Agreement, on December 15, 2021, the Company filed the Certificate of Designation of Series A Special Voting Preferred Stock (the “Series A Certificate of Designation”) with the Secretary of State of the State of Delaware to designate Series A Special Voting Preferred Stock (the “Special Voting Share”) in accordance with the terms of the Arrangement Agreement in order to enable the holders of Exchangeable Shares to exercise their voting rights.

Each Exchangeable Share is exchangeable for one share of Common Stock of the Company and while outstanding, the Special Voting Share enables holders of Exchangeable Shares to cast votes on matters for which holders of the Common Stock are entitled to vote, and by virtue of the share terms relating to the Exchangeable Shares, to receive dividends that are economically equivalent to any dividends declared with respect to the shares of Common Stock.

A more detailed description of the Exchangeable Shares and the preferences, rights and limitations of the Special Voting Share is set forth in the Definitive Proxy Statement we filed with the SEC on October 18, 2021. The foregoing description of the Series A Certificate of Designation does not purport to be complete and is qualified in its entirety by reference to the full text thereof, a copy of which is filed as Exhibit 3.2 to the Current Report on Form 8-K filed with the SEC on December 20, 2021.

Anti-Takeover Provisions

Some provisions of Delaware law, Peraso’s Charter and its Bylaws may have the effect of delaying, deferring or discouraging another party from acquiring control of it.

Delaware Law

Section 203 of the Delaware General Corporation Law

Peraso is subject to Section 203 of the Delaware General Corporation Law, which regulates, subject to some exceptions, acquisitions of publicly-held Delaware corporations. In general, Section 203 prohibits Peraso from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person becomes an interested stockholder, unless:

●	the board of directors approved the business combination or the transaction in which the person became an interested stockholder prior to the date the person attained this status;

●	upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85 percent of the voting stock outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and issued under employee stock plans under which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	on or subsequent to the date the person became an interested stockholder, the board of directors approved the business combination and the stockholders other than the interested stockholder authorized the transaction at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3 percent of the outstanding stock not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

●	any merger or consolidation involving Peraso and the interested stockholder;

●	any sale, transfer, pledge or other disposition involving the interested stockholder of 10 percent or more of Peraso’s assets;

●	in general, any transaction that results in the issuance or transfer by Peraso of any of its stock to the interested stockholder;

●	any transaction involving Peraso that has the effect of increasing the proportionate share of its stock owned by the interested stockholders; and

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through Peraso.

In general, Section 203 defines an “interested stockholder” as any person who, together with the person’s affiliates and associates, owns, or within three years prior to the time of determination of interested-stockholder status did own, 15 percent or more of a corporation’s voting stock.

No Cumulative Voting

Under Delaware law, stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation specifically authorizes cumulative voting. The Charter does not provide for cumulative voting.

Peraso Charter and Peraso Bylaws

The Charter and/or the Bylaws provide that:

●	the Bylaws may be adopted, amended or repealed by a vote of a majority of the members of the board of directors or by an affirmative vote of the holders of a majority of the outstanding shares of stock having voting rights, voting as a single class;

●	special meetings of the stockholders may be called only by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors, the chairman of the board of directors, the chief executive officer or any individual holder of 25 percent of the outstanding shares of Common Stock of Peraso;

●	the board of directors is authorized to issue Preferred Stock without stockholder approval;

●	stockholders must satisfy advance notice procedures to submit proposals or nominate directors for consideration at a stockholders’ meeting; and

●	Peraso will indemnify its officers and directors against losses that they may incur as a result of investigations and legal proceedings resulting from their services to Peraso, which may include services in connection with takeover defense measures.

Transfer Agent and Registrar

The transfer agent and registrar for Peraso’s Common Stock and Exchangeable Shares is Equiniti Trust Company.

Nasdaq Stock Market Listing

Peraso’s Common Stock is currently traded on the Nasdaq Stock Market under the symbol “PRSO.”

The Exchangeable Shares were issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the Securities Act pursuant to the approval of the terms and conditions of the issuance and exchange of such securities by the Ontario Superior Court of Justice (Commercial List) by the final order issued and entered on November 26, 2021.

3